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               SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, DC 20549


                           FORM 12b-25


                              Commission File Number: 0-8836
                              CUSIP Number: 855547-10-5


                   NOTIFICATION OF LATE FILING


(Check One):
 [ x ] Form 10-K [   ] Form 20-F  [   ] Form 11-K
 [   ] Form 10-Q [   ] Form N-SAR

For Period Ended: September 30, 1997

[  ]  Transition Report on Form 10-K
[  ]  Transition Report on Form 10-Q
[  ]  Transition Report on Form 20-F
[  ]  Transition Report on Form N-SAR
[  ]  Transition Report on Form 11-K

For the Transition Period Ended:  N/A

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE
COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
N/A


                 PART I.  REGISTRANT INFORMATION


Full name of registrant: Starmet Corporation

Former name if applicable: Nuclear Metals, Inc.

Address of principal executive office (street and number): 2229
Main Street

City, State and Zip Code:  Concord, Massachusetts 01742


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               Part II.  RULES 12b-25 (b) AND (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                       PART III. NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

     As a result of unexpected delays in gathering the data necessary to finalize the Registrant's Form 10-K, largely due to other necessary business commitments of certain of the Registrant's officers and employees responsible for preparing the subject report, the Report on Form 10-K could not be timely filed without unreasonable effort or expense. In particular, certain officers of the Company were engaged, for a substantial portion of the Company's fiscal quarter ending December 31, 1997, in the process of negotiating for loans and investments to secure working capital for the Company's ongoing operations.


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                   PART IV.  OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:
                   Name: James M. Spiezio
                   Area Code and Telephone number: 508-369-5410

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If the answer is no, identify
report(s).                 [ x ] Yes    [   ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

             [ x ] Yes    [   ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     See Annex A hereto for a discussion of changes in the results of operations expected to be reflected by the earnings statements to be included in the subject report.


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     Starmet Corporation has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: December 29, 1997           BY: James M. Spiezio
                                       Name:  James M. Spiezio
                                       Title: Vice President,
                                            Finance



                            ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


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Annex A to Starmet Corporation Form 12b-25 dated December 29, 1997

PART IV - OTHER INFORMATION

(3) For the fiscal year ended September 30, 1997, the Company expects to report sales of approximately $28,100,000 or approximately $600,000 less than fiscal 1996 sales and fiscal 1997 net income of approximately $1,500,000 compared with a loss of approximately $3,000,000 in fiscal 1996. Included in fiscal 1997 earnings will be a reduction in reserves for site remediation and burial costs of approximately $1,750,000 and an inventory reserves reduction of approximately $1,000,000.

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